

Digifox

Finance for everyone

Brief Introduction



Digifox

"Digifox is an all-in-one finance app that helps to grow your savings, simplify investing, and allows you to send, spend, or receive money anywhere across the world in less than a minute. It's how finance should be"

Digifox Corp. (Delaware C-Corp)

Founded in July of 2019

Industry: Finance technology

Finance is severely outdated

1. Managing finances is **too complex**

   Users are overwhelmed by multiple apps, complex onboarding, and outdated banking apps as they aim to plan out their finances.

2. Users earn nearly **zero interest** on their savings

   The average savings account rate in the US is 0.07% APY

3. Money is **expensive to move**

   Credit cards charge 2-3% and international transfers cost $25-65, all of which costs over a trillion dollars annually.



Cutting out the noise

Commercial Banks



Payment/Merchant Solutions





Digifox aims to replace the need for all of these in one app

Remittance/Money Transfer Companies





Tools & Misc.

Raising the standards on savings

Annual Interest Rate (%)





Digifox offers interest earning opportunities that pay 50-100x the national average.

Revolutionizing payments



Transaction Cost ($100 Payment)

If a user was to spend $100, it would be 50x cheaper for a merchant to use Digifox



Wire Cost ($)

If a user wired money from the US to Tokyo with Digifox, it would be 900x cheaper

 No memberships, hidden fees, or initial costs to get started.

Potential Revenue

Digifox has potential as a point-of-sale solution to undercut the over $600 billion dollars in debit/credit card related costs charged by the four major card providers.

We also provide the ability to make remittance payments or international transfers for businesses, which sees $530 billion in annual volume.

Though market size varies heavily due to fluctuating prices and volume, cryptocurrency trading has become a multi-billion dollar market.



$184 billion



$36.3 billion



$9.2 trillion is parked in savings accounts in the United States. We make 2% between savers and borrowers. This isn't even factoring savings outside the US that Digifox could service.

$2 billion



Trading **Payments/ Remittances** **Lending/Borrowing**

So, how do **we** do it?



We're **unbanking the world** through **blockchain**

but we're keeping it **simple** and **familiar**



Digifox

Finance for everyone

Digifox is an all-in-one finance platform. Earn 50-100x more on your interest, buy crypto, and send money globally.



Download



Download



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Buy with Compound
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Start earning 5-9% interest on your savings

The average interest rate for savings accounts in the US is 0.09%. With Digifox, we offer competitive opportunities, paying rates 50-100x higher.



Buy cryptocurrencies with ease

Interested in crypto? Deposit money from your bank and instantly access over +14 unique cryptocurrencies.







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Register debit card
Add a debit card to spend on things that matter to you or take out loans for your future.
Your cards
Digifox
Lauren Smith
•••• 0212
Wallet
Earn
Spend
Send
Security

Spend your money across the globe

With your Digifox debit card, you can spend your money at any Visa merchant. If your merchant has Digifox as a payment solution, you can receive up to 2% cash back.



Send and receive money

Need to pay back a friend, or send money to family overseas? With Digifox, you can send money anywhere across the globe in a matter of seconds and for as little as $0.05.



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Contacts
Ox address or Digifox username
Contacts
Hannah Hoffman
0xc6c5...572a11
Michael Brown
0xc5s5...983a09
Wallet
Earn
Spend
Contacts
Security

We've made real progress



Our Product Is Live

In about ten months, we've built an app that delivers on all the features presented in our deck. From day one, you can deposit funds, earn interest, send payments, and more on iOS and Android!



Global Coverage

Digifox is bringing better finance to a global audience. From day one, users from dozens of countries will be able to connect to their traditional bank and deposit funds onto the platform.



Self-Funded

The Founder and CEO, Nicholas Merten, has covered all pre-seed costs, proving we truly believe in the product we're building.

Simplicity is our ethos



Download the app, and start exploring!

We're all short on time. Keeping this in mind, in order to get users on the platform, you can generate an account in less than a minute and begin exploring the app.



Simplified custody

Cryptocurrency wallets overwhelm users with "seed phrases" which serve as a key to your funds. So we're utilizing "smart wallets", a non-custodial solution that allows users to use familiar recovery mechanisms, such as email & two-factor authentication.



Initiate deposits

Users can connect to their banks or make instant deposits from their debit cards. We make the entire process frictionless.



In summary, complete onboarding, including the steps listed above, takes about 5-6 minutes for the average user.

User flow



Start earning interest on savings
KYC has already been done, so users can
apply to earn interest in seconds!

Invest in cryptocurrencies
Users can buy up to 14 digital currencies, or baskets
of currencies that provide diverse exposure.

Onboarding
(Creating account, KYC, & depositing funds)
Takes about 3-5 minutes

Start saving on purchases
Merchants can offer 2-3% cashback rewards for
users who use DigiPay instead of debit cards.

More in the pipeline!
We'll be constantly adding new features
every month to keep users coming back.

Our target market



Generation Z

We're built for anyone, but we're aiming to target the 68 million Americans who don't have a proper place to manage their finances.

With the ability to save, earn money, buy cryptocurrency, streamline your taxes and budget for your future all from within one app, we'll serve as the banking app Generation Z needs.



Nicholas Merten
Founder and CEO

- Founder of DataDash, the largest cryptocurrency YouTube channel with over 340,000 subscribers globally
- International speaker, thought-leader, and crypto analyst
- Over nine years of experience in traditional markets
- Active in cryptocurrencies since early 2016
- Has entirely self-funded Digifox up until now



Chase Poirier
Lead Architect

- Built multiple industry-tier apps for startups
- Fluent in React Native, Node.JS, etc.
- An entrepreneur at heart with a passion for helping people succeed
- In under ten months, Chase has take our concept into a working product, ready to be deployed in June of 2020



Madison Yocum
Lead Designer

- Built multiple industry-tier apps for startups
- Fluent in React Native, Node.JS, etc.
- An entrepreneur at heart with a passion for helping people succeed
- In under ten months, Madison has take our concept into a working product, ready to be deployed in June of 2020



Jonathan "Tijo" Gaucher
Head of Branding

- Founder of Arcane Bear & Rivers of the Sky
- Visionary & Professional Speaker
- Deeply passionate about ethical marketing
- Tijo has helped create a brand philosophy that constantly emphasizes our ambitions to uplift everyday people.



Danilo S. Carlucci
Head of Digital Marketing

- Founder of Alpine Global Consulting
- Previously worked at Google, YouTube, & Rolex
- Heavily focused on quality influencer marketing
- With over 15 years of experience in marketing, Danilo has built a strategic go-to market strategy for Digifox.



Micah Brookshear
Head of Community Operations

- Over seven years of marketing experience
- Fluent in UX design (Adobe Illustrator, Photoshop, etc.)
- Active in cryptocurrencies since 2016
- Micah will help manage customer support, branding materials, and other tasks related to the community.



John DeVadoss
Operations Advisor

- 16+ years at Microsoft & led Architecture Strategy, Product, and Developer Engagement for the .NET platform v1.
- Built Microsoft Digital from zero to $500M+ of business worldwide
- Previously built and successfully exited two machine learning startups.
- Head of Development & President of Neo Global Development Seattle (NGDS)



Zeb Evans
Technical Advisor

- Founder of ClickUp, the #1 ranked project management application by TaskReports with millions of users
- Serial entrepreneur & expert on user experience
- Founded and exited previous startups
- Active in cryptocurrencies since 2010

Scaling strategy



Referral Program

• Offers users a way to make steady income referring Digifox to friends and family

• Referrer receives:

50% of all lending profits
50% of all trading profits
50% of all payment profits

that Digifox makes...for life!



YouTube Coverage

• Used by DataDash, the largest cryptocurrency YouTube channel

• 343,000 Subscribers

• 20-40,000 views per video

• +2,800 pre-registered users



Digifox Debit Card

• Users will have Digifox branded on their debit cards

• This will persuade merchants to get a Digifox wallet in order to avoid merchant fees and reduce prices for consumers



Cash Back

• With 2-3% Visa/Mastercard fees, this will likely lead low-margin retailers to accepting Digifox

(Ex: Walmart, Amazon, etc.)

Once merchants have their own wallet, they can offer discounts exclusively to Digifox customers



Monthly Charity

• Later on, we plan to donate a portion of our income to a partner charity voted on by users in our community.

• In the future, users will be able to opt-in to pay an extra 0.05-0.1% on trades for charities, which we will match.

Target Raise & Allocation



Raise: $1M

14-16 month runway

Highlight Expenditures:

 3 full-time developers
 A strategic, viral marketing campaign
 Legal counsel & guidance

Allocation of Capital



WeFunder
7.5%

Legal & Regulatory
10.0%

Marketing
17.5%

Development
65.0%



Digifox
Finance for everyone

Thank you for your time!

Digifox Corp. (Delaware C-Corp)   Email: corporate@digifox.finance

Founded in July of 2019   Twitter: @digifoxfinance

Industry: Finance technology   Medium: @digifox